UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                 FORM N-8A

                       NOTIFICATION OF REGISTRATION
                   FILED PURSUANT TO SECTION 8(a) OF THE
                      INVESTMENT COMPANY ACT OF 1940


     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:



Name:                     ALAMO GROWTH FUND, INC.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

           1777 N.E. Loop 410, Suite 1512, San Antonio, TX 78217

Telephone Number (including area code):      (210) 829-1800

Name and Address of agent for service of process:

                          Jack Egon Guenther, Jr.

           1777 N.E. Loop 410, Suite 1512, San Antonio, TX 78217

Check Appropriate Box:

     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-
     8A:       Yes             No  x
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Item 1.   Exact name of registrant.

               Alamo Growth Fund, Inc.

Item 2. Name and state under the laws of which registrant was organized or created and the date of such organization or creation.

               Registrant was organized under the laws of the State of Maryland on December 24, 1996.

Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

               Corporation.

Item 4. Classification of registrant (face-amount certificate company, unit investment trust, or management company).

               Management company.

Item 5.   If registrant is a management company:

          (a) state whether registrant is a "closed-end" company or an "open-end" company;

                    "Open-end" company.

          (b) state whether registrant is registering as a "diversified" company or a "non-diversified" company (read Instruction 4(i) carefully before replying).

                    "Non-diversified" company.

Item 6.   Name and address of each investment adviser of registrant.

                    Alamo Advisers, Inc.
                    1777 N.E. Loop 410, Suite 1512
                    San Antonio, TX  78217.

Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

          OFFICERS AND DIRECTORS OF THE FUND

		Name and Address		   Position

		Jack Egon Guenther Jr.		   President and Treasurer
		1777 N.E. Loop 410, Suite 1512	   Director
		San Antonio, TX  78217

		Michael James Avellar		   Vice President and Secretary
		1777 N.E. Loop 410, Suite 1512	   Director
		San Antonio, TX  78217

		Abigail Guenther Kampmann	   Director
		112 E. Pecan, Suite 2300
		San Antonio, TX  78205

		Christopher Rumsey Allison	   Director
		112 E. Pecan, Suite 1200
		San Antonio, TX  78205

		Edmund Randolph McKane Jr.	   Director
		2135 N.W. Military Drive,
		  Suite 101
		San Antonio, TX  78213


Item 8. If registrant is an unincorporated investment company not having a board of directors:

          (a)  state the name and address of each sponsor of registrant;

                    Not applicable.

          (b) state the name and address of each officer and director of each sponsor of registrant;

                    Not applicable.

          (c) state the name and address of each trustee and each custodian of registrant.

                    Not applicable.

Item 9.   (a)  State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

                    No.

          (b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

                    Not applicable.

          (c) If the answer to Item 9(a) is "no" and the answer to Item 9(b) is "not applicable", state whether registrant presently proposes to make a public offering of its securities (yes or no).

                    Yes.

          (d) State whether registrant has any securities currently issued and outstanding (yes or no).

                    No.

          (e) If the answer to Item 9(d) is "yes", state as of a date not to exceed ten days prior to the filing, of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owing 10 percent or more of registrant's outstanding voting securities.

                    Not applicable.

Item 10.  State the current value of registrant's total assets.

                    None.

Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

                    No.

Item 12. Attach as an exhibit a copy of the registrant's last regular periodic report to its securityholders, if any.

                    Not applicable.


                                SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf of the city of San Antonio and state of Texas on the 27th day of December 1996.

                              Signature:     ALAMO GROWTH FUND, INC.


                                  	BY:  /s/ Jack Egon Guenther Jr.
                                             Jack Egon Guenther Jr.
                                             Director


Attest: /s/ Michael James Avellar
	Michael James Avellar
	Director